

For Immediate Release: September 20, 2016

ViVA Consulting Group Inc. (DBA ViVA International or "ViVA") is pleased to announce the planned offering of up to 50,000 preferred share units of the Company priced at $100 per share, for a maximum gross dollar value of five million dollars ($5,000,000). The offering proceeds will be used to fund the completion and operation of a land owner registration and land transaction management system in the Kingdom of Buganda, within the country of Uganda. The shares and this offering have been submitted under Regulation A+ with the SEC, and are pending qualification for official release. ViVA is soliciting indications of interest under the SEC's "test the waters" provision of Regulation A+.

The system implementation began in January of 2016 and is scheduled to complete in December of 2016. ViVA holds the exclusive right under a 10-year concession agreement to operate the land transaction management system, and to share fees for all transactions with the Buganda Land Board. The system provides biometric registration of landowners and secure land transaction management for the estimated 1+ million landowners in the Kingdom. The system implementation completed the first major milestone on schedule in July of 2016 with the launch of the first service center in Kampala and the successful registration of the first 30 landowners. The volume rollout to complete three additional service centers and support multiple land management transactions is in process and on track for a December 2016 completion. The system is projected to be operationally profitable in early 2017.

The minimum purchase is 100 units. Each preferred share unit will pay a fixed 10% dividend for four years, and at the end of four years the company will repurchase the shares at face value. After repurchase of the shares, the investor will retain a coupon granting the right to a share in project dividends for the 10+ year life of the project. The coupons are projected to return up to an additional $100 *per share* over the life of the coupon.

The detailed offering and project information is described in more detail on our website at http://www.vivagovsolutions.com/investments/ and in the Form 1-A filing with the SEC at the following link:

https://www.sec.gov/Archives/edgar/data/1677331/000167733116000002/1-A-viva.pdf

In order to reserve your shares or request more information, please contact Andy Altahawi of Adamson Brothers by email at aadamson@adamsonbrothers.com or by phone at 646-694-0051.

Disclaimer:



No money or other consideration is being solicited for our Regulation A+ offering at this time and if sent in to ViVA will not be accepted. No offer to buy securities in a Regulation A+ offering of ViVA can be accepted and no part of the purchase price can be received until ViVA's offering statement is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in ViVA's offering involves no obligation or commitment of any kind.